Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco announces agreement to sell its interest in Bruce Power for $450 million

Saskatoon, Saskatchewan, Canada, January 31, 2014 ..  .  .  .  .  .  .  .  .  .  .  .  .

Cameco (TSX: CCO; NYSE: CCJ) announced today it has agreed to sell its 31.6% limited partnership interest in Bruce Power L.P. (Bruce Power) to BPC Generation Infrastructure Trust (Borealis), one of the limited partners in Bruce Power.

Bruce Power operates four of the eight reactors at the world’s largest nuclear generating facility in Tiverton, Ontario.

The aggregate purchase price for Cameco’s interest in Bruce Power and certain related entities is $450 million. The effective date for the sale is December 31, 2013.

“We believe the best option for our shareholders is to sell our interest in Bruce Power and continue to reinvest in our core uranium business where we see strong potential for growth,” said Tim Gitzel, Cameco’s president and CEO. “We are proud of Cameco’s role in the creation and success of Bruce Power which has become a key part of Ontario’s electricity supply.”

Closing of the transaction is subject to exercise or waiver of the right of first offer held by the other three limited partners, TransCanada Pipelines Limited, the Power Workers’ Union and the Society of Energy Professionals, and receipt of certain regulatory approvals.

Profile

Cameco is one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Advisors

CIBC World Markets Inc. is acting as financial advisor to Cameco in connection with the sale of its interest in Bruce Power and Osler, Hoskin & Harcourt LLP is acting as legal counsel.

Caution Regarding Forward-Looking Information and Statements

Certain information in this news release constitutes “forward-looking information” or “forward-looking statements” within the meaning of Canadian and US securities laws. These include the following expectations: the closing of the transaction and the effective date of the sale. This information is based upon a number of assumptions that, while considered reasonable by management, are subject to significant uncertainties and contingencies. We have assumed that the regulatory approvals and other closing conditions will be satisfied within expected timeframes and the benefits and obligations of Cameco’s interest in Bruce Power will be transferred to Borealis effective as of December 31, 2013. This information also involves known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied. They include the risks that required regulatory approvals may not be obtained in a timely manner or at all, that other closing conditions may not be satisfied, and that closing does not occur and the agreement is terminated. We are providing this forward-looking information to help you understand management’s views regarding this sale, and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except to the extent legally required.

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Investor inquiries:	Rachelle Girard	(306) 956-6403
Media inquiries:	Rob Gereghty	(306) 956-6190